UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Incorporated by Reference

“Exhibits 99.1 and 99.2 to this Form 6-K of Endeavour Silver Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-287602) of the Company, as amended or supplemented.”

SUBMITTED HEREWITH

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements Unaudited for the Period Ended June 30, 2025
99.2	Management’s Discussion & Analysis for the Period Ended June 30, 2025
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: August 13, 2025	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO